February 2, 2009

U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549	BY EDGAR AND OVERNIGHT DELIVERY

Attention:	Mr. H. Christopher Owings
Assistant Director

Re:	Gander Mountain Company
Form 10-K for the Fiscal Year Ended February 2, 2008
Filed May 2, 2008
Forms 10-Q for Quarters Ended May 3, August 2 and November 1, 2008
Filed June 17, September 16 and December 16, 2008
Definitive Proxy Statement filed on Schedule 14A
Filed May 13, 2008
File No. 0-50659

Ladies and Gentlemen:

                On behalf of Gander Mountain Company (the “Company”), I am pleased to submit this response to the comments of the Staff on the above-referenced filings, as set forth in Mr. Owings’s letter to David C. Pratt dated January 16, 2009.

                In addition to the Company’s responses set forth herein, the Company understands that it will need to consider the Staff’s comments in its future reports on 10-Q and 10-K and its future definitive proxy materials.  For convenience, the Staff’s consecutively numbered comments are set forth below, followed by the Company’s responses.

                Pursuant to the Staff’s request, the Company hereby represents that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FORM 10-K FOR FISCAL YEAR ENDED FEBRUARY 2, 2008

ITEM 7.  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 41

OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL OBLIGATIONS AND COMMITMENTS, PAGE 56

1.             COMMENT:  Please include a separate discussion of your off-balance sheet arrangements, if any, in accordance with Item 303(a)(4) of Regulation S-K.

                RESPONSE:  Other than the operating leases and letters of credit described under this section, the Company does not have any off-balance sheet arrangements to separately discuss in accordance with Item

180 East Fifth Street • Suite 1300 •  St. Paul, MN 55101 • (651) 325-4300

Affirmative Action/Equal Opportunity Employer

303(a)(4) of Regulation S-K.  The Company will note this under a separately captioned heading in future filings.

2.             COMMENT:  Please disclose scheduled interest payments under your long-term debt agreements in the table or in a footnote to the table.  Given that the interest rate under your term loan agreement is variable, you should disclose the basis for your computation of estimated interest payments.  In addition, please disclose that operating lease obligations exclude insurance, taxes, maintenance and other costs and provide a context for readers to understand the impact of such costs on the obligations.  Refer to Item 303(a)(5) of Regulation S-K and Section IV.A and footnote 46 to the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

                RESPONSE:  Note 14 to the consolidated financial statements included in the Company’s Form 10-K for the fiscal year ended February 2, 2008 (“fiscal 2007”) does disclose minimum debt obligations including interest.  In future filings, the Company will include this information in the table of contractual obligations, and the footnotes thereto, included in Management’s Discussion and Analysis of Financial Condition and Results of Operations.  On an annual basis direct operating costs, primarily real estate taxes and common area charges, range from approximately 22% to 24% of the Company’s annual retail rent expense.  The Company will also include this information in future filings.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE 71

REVENUE RECOGNITION, PAGE 73

3.             COMMENT:  Please disclose information related to your estimated returns reserve account in Schedule II - Valuation and Qualifying Accounts.  See Rules 5-04 and 12-09 of Regulation S-X.

                RESPONSE:  The Company notes the Staff’s comment and will include this information in future filings.

4.             COMMENT:  For internet and catalog sales shipped from your vendors’ distribution centers, please disclose whether you recognize revenue on a gross or net basis and explain to us why your presentation is appropriate under the guidance in EITF 99-19.  Additionally, please clarify when title passes to your customers related to internet and catalog sales and disclose whether your stated shipping terms are FOB shipping point or FOB destination pursuant to your sales agreements.

                RESPONSE:  Please note the Company’s direct segment sales that were “drop-shipped” from vendors’ premises comprised a relatively small portion of the Company’s total direct segment sales.  These vendor “drop-ship” sales were approximately $7.1 million, or 8.6%, of the total direct segment sales for the 12 months ended December 31, 2008.

The Company’s revenue recognition for those goods shipped direct from the Company’s vendor’s premises to its customers is appropriately based on gross revenue reporting.  Utilizing the guidance in EITF 99-19, the Company evaluated the indicators of gross and net reporting and the following rationale supports gross revenue reporting:

•                  The Company is the primary obligor in the arrangement — The Company is responsible for all activities, including handling the customer inquiry or order, order processing, vendor selection and fulfillment (through a third party) and returns processing. The Company chooses to manage its vendor relationships in a small number of transactions by instructing the vendors to ship the product directly to the Company’s customer.  This is transparent to the customer as, most importantly, the Company is responsible for ultimate satisfaction and product acceptance. If a vendor does not carry out its shipping responsibility (for example, incorrect product is shipped, the shipment is late, defective product is shipped, etc.), it is the Company that will work with the customer to rectify the issue and ensure ultimate customer acceptance and satisfaction. Thus, the Company believes this is a strong indicator that it is the primary obligor.

With respect to product returns related to drop-ship sales, the Company believes its responsibility as primary obligor in the arrangement is further upheld because:

(i)                                     it is within the Company’s total control as to whether the customer returns product directly to the vendor or to the Company’s distribution center.  In fact, the distribution center receives approximately 90% to 95% of drop-ship returns; a return is only directed to a vendor at the Company’s request to reduce the Company’s freight and handling costs; and

(ii)                                  the Company facilitates and manages the return, including involvement by the Company’s employees and the incurrence of costs to accomplish the return.

•                  The Company has general inventory risk (back-end inventory risk) — A customer has a right-of-return within the Company’s return policy limits.  The Company takes title and physical possession of all drop-ship sales product that is returned by the customer, except for a minimal number of products where the returned product is sent directly to the Company’s vendor.  The vendors do not want to interact with the Company’s customers or otherwise coordinate a return directly.  The Company’s order and ship documentation instructs customers to return products to the Company’s distribution center; thus, direct returns to a vendor are inconsequential and are estimated to be approximately 5% to 10% of returns related to drop-ship sales.

•                  The Company has latitude in establishing price — The Company has full control in the establishment of prices and controls prices of those products shipped direct from the vendors’ premises, including price changes for promotional discounts and other adjustments.

•                  The Company has discretion in vendor selection — The Company determines the nature, type and characteristics of the products and has the discretion to select the vendor(s) that will provide the products.  In fact, the Company actively changes these vendors based on pricing and other factors.

•                  The Company has physical loss inventory risk — The Company has risk of physical loss as the title to the product is transferred when shipped.  Any claims for lost product are initiated and administered by the Company, working in conjunction with the common carrier that transported the product.

                Please note products sold under internet or catalog orders are shipped FOB shipping point.  For product shipped from our distribution center, a shipping notification to the customer is deemed to be completion of a customer’s purchase contract.  For drop-ship sales, our vendors confirm to us the shipment has occurred. Accordingly, in both circumstances, title passes to the customer when the shipment occurs.

The Company notes the Staff’s comment and will disclose in future filings the information regarding revenue recognition on a gross basis and the Company’s shipping terms (FOB shipping point).

NOTE 4.  GOODWILL AND INTANGIBLE ASSETS, PAGE 80

5.             COMMENT:  Please disclose the information required by paragraph 45c. of SFAS 142 related to the activity in goodwill for each period presented.

                RESPONSE:  This information has been provided in the Forms 10-Q for the quarters ended August 2 and November 1, 2008.  The Company notes the Staff’s comment and will continue to include this information in future filings.

NOTE 20.  SEGMENTS, PAGE 98

6.             COMMENT:  Please tell us the number of operating segments comprising your retail segment and explain to us why it is appropriate to aggregate these operating segments into one reportable segment.  In doing so, specifically explain to us how you considered large and standard format stores and northern and southern market stores in determining operating segments under paragraphs 10-15 of SFAS 131.  Additionally, please explain in detail how your chief operating decision maker reviews the Company’s financial results in making decisions about allocating resources and assessing performance, including how your organization is structured for purposes of reviewing financial results, such as by store format or geographic area.

RESPONSE:

Background and Organizational Structure

The Company has two reportable segments — retail and direct.  The chief operating decision maker (“CODM”) of the Company, which is the Chief Executive Officer (“CEO”), assesses performance and allocates resources based on these two segments. The executive organizational structure led by the CODM carries out the strategy and directives of the CODM for each of the two segments.  Under the current structure, there are four direct reports of the CODM:

•                  Executive Vice President and Chief Operating Officer, retail operations,

•                  President, direct business,

•                  Executive Vice President, General Counsel and Secretary and

•                  Senior Vice President, Chief Financial Officer and Treasurer.

In its evaluation of reporting segments under the guidance of SFAS 131, the Company analyzed the function of its CODM, as that term is defined in paragraph 12 of SFAS 131, and organizational structure, taking into consideration how the CODM reviews and uses financial information in making decisions about allocating resources and assessing performance on a consolidated basis, including the retail and direct businesses.

The CODM’s assessment of performance utilizes the consolidated results of the Company, which are reported on a monthly basis through the statement of operations, balance sheet and statement of cash flows.  The statement of operations includes results for each of the retail and direct segments that comprise the Company’s consolidated results.  In determining allocation of resources, the CODM also must weigh other information such as forecasted company-level results, forecasted comparable store sales for the Company and expected balance sheet positions of the Company in certain areas, such as inventory levels, debt balances, availability under the Company’s line of credit and bank covenants.  All balance sheet information is reflected on a consolidated basis.  The Company has included further information below regarding the two segments.

Direct Business

As noted above, the CODM is responsible for assessing the performance of the direct segment as a whole and determining how resources will be allocated.  A few examples of this resource allocation include, but are not limited to, the following:

•                  selection of merchandising categories,

•                  determination of the number of catalog editions and scope of distribution,

•                  establishment of marketing and advertising strategies and

•                  determination of the distribution center and call center strategies.

The Company noted above how the CODM measures performance in conjunction with his review of the Statement of Operations Report, which includes discrete financial information for the direct business.

Retail Business

                As noted above, the CODM is responsible for assessing the performance of the retail segment as a whole and determining how resources will be allocated.  The CODM’s decisions in this regard are applied across all stores comprising the retail segment.  A few examples of this resource allocation include, but are not limited to, the following:

•                  selection of merchandising categories,

•                  determination of appropriate levels of store staffing and labor across the total retail store base,

•                  establishment of advertising strategies and tactical execution,

•                  establishment of store operating policies and

•                  determination of broad pricing directions, as well as specific promotional and mark-down strategies, for the total retail segment.

Consistent with the discussion surrounding the direct business, the CODM measures performance in conjunction with his review of the Statement of Operations Report, which includes discrete financial information for the retail business.  Allocation of resources and operating decisions made by the CODM are applied to, and are for the benefit of, all stores in the retail chain.  These decisions are not based on results of individual stores or results of any type of grouping of stores.  Information provided to the CODM in the following reports is predominantly utilized by the underlying management structure to execute the retail operations strategy.  Overall trends of the retail segment are accumulated in these reports.

•                  Contribution Report — Summary.  This is a monthly analysis that is a roll-up of all retail stores and reflects sales, initial margin, functional expense categories and store contribution, with comparisons to budget and last year’s actual results.  This provides a summary with more information surrounding the retail segment exclusive of general and administrative expenses.

•                  Contribution by Store Report.  This is a monthly analysis of the retail segment broken down by store reflecting sales, initial margin, wages, controllable expenses, shrinkage and store contribution.

The CODM is responsible for strategy and operational direction and decisions for all of the retail stores regardless of store format (large and small) or geographic location (northern and southern).  This is also supported through our organizational management structure.  The organizational management structure is based on nine store districts and two regions.  However, these individuals report to one Chief Operating Officer, Retail Operations who then reports to the CODM.  This organizational structure is designed solely to permit the Company to execute the strategy and operating decisions of the CODM after his review of the information produced for the two segments.

Conclusion

The Company believes two reporting segments, direct and retail, are appropriate as they are separate and distinct business units and because the CODM of the Company reviews performance based on discrete financial information for each of the segments as well as allocates resources between the segments.  The Company believes this provides the most meaningful presentation and is consistent with the objective and basic principles of SFAS 131.

NOTE 21.  SUMMARY OF QUARTERLY RESULTS (UNAUDITED), PAGE 99

7.             COMMENT:  Your presentation of stores open at the end of the quarters, comparable store sales increase (decrease) and total square feet at end of the periods are financial measures that are neither required nor expressly permitted by GAAP.  As such, please revise to present these measures outside of the financial statements.  Refer to Item 10(e)(5) of Regulation S-K.

                RESPONSE:  The Company will move its presentation of stores open at the end of the quarters, total square feet at the end of the periods and comparable store sales increase (decrease) outside of the financial statements in future filings.

ITEM 9A.  CONTROLS AND PROCEDURES, PAGE 101

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING, PAGE 101

8.             COMMENT:  Please revise your disclosures regarding changes in internal control over financial reporting to comply with Item 308(c) of Regulation S-K.  Specifically, please state that there were no changes in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

                RESPONSE:  As noted in the Company’s Form 10-K, based on the evaluation described in the Form 10-K, the chief executive officer and chief financial officer concluded that no change occurred in the internal controls over financial reporting during the period covered by the report (which includes the Company’s fourth fiscal quarter) that materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.  In future annual reports, the Company will clarify that this disclosure relates only to the last fiscal quarter.

EXHIBITS 31.1 AND 31.2

9.             COMMENT:  Please revise the certifications to comply with the exact form in Item 601(b)(31) of Regulation S-K.  Specifically, revise to include the parenthetical language omitted from paragraph 4(d).

                RESPONSE:  The Company notes the Staff’s comment and will comply in future filings.

DEFINITIVE PROXY STATEMENT FILED ON SCHEDULE 14A

DIRECTORS AND DIRECTOR NOMINEES, PAGE 4

10.           COMMENT:  Please revise the business experience of David Pratt, Karen Bohn and Richard Dell for the past five years by adding dates or the duration of employment.  Refer to Item 401(e) of Regulation S-K.

                RESPONSE:  The Company notes the Staff’s comment and will comply in future filings.

11.           COMMENT:  Please advise us of your basis for concluding that Ronald A. Erickson, Gerald A. Erickson and David Pratt are independent directors given their stockholdings and the employment of Mr. Pratt’s son.

                RESPONSE:  Under Nasdaq’s definition of an independent director, a company’s board of directors must determine that the individual under consideration does not have a relationship with the company that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.  This is a facts and circumstances analysis unless the individual fits within a prescribed category.  The board, in determining whether its members are independent, reviewed and considered all of the relationships described in the Company’s proxy statement, and considered their personal knowledge of Ronald Erickson, Gerald Erickson and David Pratt.  In particular, the board noted

that the Company only has one class of stock and these individuals beneficially own a substantial portion of that stock; therefore, these individuals have the same incentives to improve Company performance as the Company’s other shareholders.  Finally, as to David Pratt, while Mr. Pratt’s son has accepted compensation from the Company for his service as a pilot, his son is not an executive officer of the Company, or even in an operational role, and his son has not accepted compensation from the Company in excess of $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence.  Therefore, the board determined that these individuals are independent directors within Nasdaq’s definition.  That said, these individuals do not meet the independence requirements to sit on the Company’s audit committee; therefore, they do not sit on the Company’s audit committee.

SECURITY OWNERSHIP OF PRINCIPAL SHAREHOLDERS AND MANAGEMENT, PAGE 10

12.           COMMENT:  Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Holiday Stationstores, Inc. and Dimensional Fund Advisors LP.

                RESPONSE:  The board of directors of Holiday Stationstores, Inc. has the ultimate voting and investment control over the shares held by Holiday Stationstores, Inc.  The individual members of the board of directors of Holiday Stationstores, Inc. are included in the beneficial ownership table separately and the footnotes to the table identify them as members of the Holiday Stationstores, Inc. board of directors.  In future filings, the Company will indicate in a footnote to Holiday Stationstores, Inc. in the beneficial ownership table that the board of directors of Holiday Stationstores, Inc. has the ultimate voting and investment control over the shares held by Holiday Stationstores, Inc. and will identify these individuals.

                Dimensional Fund Advisors LP (“Dimensional”) is an investment advisor registered under Section 203 of the Investment Advisors Act of 1940.  Dimensional is not affiliated with the Company other than as a passive shareholder of the Company.  The reported information was obtained from a Schedule 13G filed by Dimensional.  In this Schedule 13G, Dimensional reported that in its role as investment advisor or manager, Dimensional possesses investment and/or voting power over the securities of the Company described in the schedule that are owned by the funds it manages, and may be deemed to be the beneficial owner of the shares of the Company held by these funds. However, Dimensional has reported that all securities in the schedule are owned by the funds, not Dimensional, and Dimensional disclaims beneficial ownership of these securities. Dimensional does not report the natural person that has ultimate voting or investment control over the shares reported by Dimensional.

EXECUTIVE COMPENSATION, PAGE 13

COMPENSATION DISCUSSION AND ANALYSIS, PAGE 13

DETERMINING EXECUTIVE COMPENSATION FOR THE FISCAL YEAR ENDED FEBRUARY 2, 2008, PAGE 13

13.           COMMENT:  We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved for your named executive officers to earn incentive compensation.  If you omitted this information because you believe it would result in competitive harm as provided under Instruction 4 to Item 402(b), please tell us your reasons or provide disclosure of this information.  If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors.  Please see Instruction 4 to Item 402(b) of Regulation S-K.

                RESPONSE:  As described on page 14, in June 2007 the compensation committee implemented a cash incentive program for the remainder of fiscal 2007 pursuant to which the executive officers were eligible to receive monthly incentive payments.  Under this program, the executive officers received payments calculated as a fraction of the Company’s initial margin (from the first dollar of initial margin)

for each fiscal month as reflected in the Company’s internal financial statements.  Since the incentive program compensated each executive officer from the first dollar of initial margin, the only target to be achieved was for the Company to have positive initial margin.

                In future filings, the Company will provide in its CD&A discussion of incentive compensation the actual quantitative objectives (if any) used to determine named executive officer incentive compensation for the most recently completed fiscal year, unless this disclosure can appropriately be omitted on the grounds of competitive harm pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  In that case, the Company will provide a narrative discussion explaining the anticipated level of difficulty or likelihood of achieving the undisclosed quantitative objective as of the time the objectives were established.  The Company will also expand its CD&A discussion of performance goals and objectives for the most recently completed fiscal year by describing how each relevant metric is calculated if it is not readily obvious and the Company’s performance against disclosed quantitative objectives.  The disclosure described in this paragraph will provide the information necessary to an understanding of the named executive officers’ compensation for the most recently completed fiscal year as required by Item 402(b) of Regulation S-K.

CASH INCENTIVE COMPENSATION, PAGE 14

14.           COMMENT:  We note your disclosure that in 2007 you implemented a bonus program that was keyed off of your initial margin for each fiscal month.  We also note that you do not list any bonuses for your named executives for 2007 in your Summary Compensation Table.  Please confirm that you did not pay any bonuses for 2007 and, if true, revise your discussion of the 2007 bonus program to so state.  Otherwise, clarify that these amounts are included under the non-equity incentive column of the Summary Compensation Table.

                RESPONSE:  The amounts for this bonus program were included under the non-equity incentive plan compensation column of the summary compensation table.  There were no other bonuses paid for fiscal 2007.

OTHER AGREEMENTS AND POLICIES, PAGE 16

SHARE OWNERSHIP GUIDELINES FOR DIRECTORS AND OFFICERS, PAGE 16

15.           COMMENT:  Please disclose the ownership levels set in the stock guidelines that you reference in this section.  See Item 402(b)(2)(xiii) of Regulation S-K.

                RESPONSE:  Officers are expected to own and hold Company stock with a value (calculated by reference to the greater of the amount invested and the current market value) approximately equal to 50% of their annual base salary.  Stock ownership levels should be achieved by each officer within five years of the adoption of these guidelines in September 2006 or within five years of first election as an officer, whichever is later.  Until the guideline is achieved, each officer is encouraged to retain at least 50% of the net shares obtained through exercise of stock options or otherwise through the Company’s stock incentive plans.

                Each director who is not also an officer of the Company is expected to purchase and hold Company stock with a value (calculated by reference to the greater of the amount invested and the current market value) approximately equal to two times the annual cash retainer paid by the Company to the director.  Stock ownership levels should be achieved by each director within five years of the adoption of the guidelines in September 2006 or within five years of first election to the board, whichever is later.  Each director is also encouraged to retain at least 50% of the net shares obtained through exercise of stock options or otherwise through the Company’s stock incentive plans throughout the director’s service on the board.

                The Company notes the Staff’s comment and will include this information in future filings along with the beneficial ownership information for directors and officers that has previously been included in the Company’s definitive proxy statements.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL, PAGE 21

16.           COMMENT:  Please explain why you selected the identified multiples of compensation as severance payments with respect to the named executive officers.

                RESPONSE:  The identified multiples are set forth in the Company’s employment agreements with its executive officers.  They were determined by the Company’s compensation committee based on the committee’s belief of what multiples would be needed to retain the executive officers.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS, PAGE 25

TRANSACTIONS WITH DAVID C. PRATT AND HIS AFFILIATES, PAGE 25

17.           COMMENT:  Disclose whether the transactions and agreements with David C. Pratt and his affiliates were comparable to terms you could have obtained from unaffiliated third parties.

                RESPONSE:  The Company believes that the transactions and agreements with David Pratt and his affiliates described on page 25 under the heading “Transactions with David C. Pratt and His Affiliates” are comparable or better than the terms that the Company would have received from unaffiliated third parties as Mr. Pratt’s significant shareholdings in the Company provide him with significant incentive to provide favorable terms to the Company.  The Company notes the Staff’s comment and will include this information in future filings.

REVIEW, APPROVAL OR RATIFICATION OF RELATED PARTY TRANSACTIONS, PAGE 26

18.           COMMENT:  Please indicate whether the related person transactions you describe in the discussion above this discussion were reviewed in accordance with this policy.  In this regard, please clarify which transactions were entered into after the adoption of the related person transaction policy.  Further, please file the material related person contracts as exhibits.  See Item 601(b)(10) of Regulation S-K.

                RESPONSE:  In January 2007, the Company’s board of directors adopted a written related person transaction approval policy, which sets forth the Company’s policies and procedures for the review, approval or ratification of any transaction required to be reported in the Company’s filings with the Commission.  The transactions described under the following headings were reviewed in accordance with this policy, while all other related person transactions were entered into prior to adoption of the policy and were approved by the audit committee of the Company’s board of directors:

•                  Sublease of Airplane Hangar

•                  Reimbursement of Rex Realty Aircraft Expenses

•                  Three Forks Ranch Arrangements

•                  Jeffrey Pratt Employment

•                  Stock Purchase

•                  Term Loan Guarantees

The Company notes the Staff’s comment and will include this information in future filings.

FORM 10-Q FOR FISCAL QUARTER ENDED NOVEMBER 1, 2008

LIQUIDITY AND CAPITAL RESOURCES, PAGE 16

19.           COMMENT:  On page 19 and 20 you identify several known trends, demands, commitments, events and uncertainties that will result in or are reasonably likely to in result in your liquidity decreasing in a material way.  In this regard, please revise your disclosure to provide additional information about the future variability and certainty of cash flows.  Refer to Item 303(a) of Regulation S-K and the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

                RESPONSE:  The Company will enhance its disclosure regarding the future availability and certainty of cash flows.  The Company’s cash flows are highly variable, like most retailers, and are highly dependent on store-level sales.  Future cash flows are unpredictable and depend on the factors identified in the Risk Factors section of the Company’s Form 10-K and Form 10-Qs, including consumer confidence and the general strength of the economy.  The Company intends to enhance this information in future filings.

                If the Company can facilitate the Staff’s review of this letter, or if the Staff has any questions on any of the information set forth herein, please telephone me at (651) 325- 4629.  My fax number is (651) 325-2001.

Sincerely,

/s/ ROBERT J. VOLD
Robert J. Vold
Senior Vice President and
Chief Financial Officer

cc:	Scott Anderegg, Staff Attorney, Securities and Exchange Commission
Ellie Bavaria, Special Counsel, Securities and Exchange Commission
Tony Watson, Accountant, Securities and Exchange Commission
Eric R. Jacobsen, Executive Vice President, General Counsel and Corporate Secretary,
Gander Mountain Company
W. Morgan Burns, Partner, Faegre & Benson LLP
Jonathan R. Zimmerman, Partner, Faegre & Benson LLP
Anne B. Mootz, Partner, Ernst & Young LLP